SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS

AND SIMILAR PLANS PURSUANT TO SECTION 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number V-1799

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MG ADVANTAGE 401(k) PLAN

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

MEDIA GENERAL, INC.

333 East Franklin Street

Richmond, Virginia 23219

Financial Statements

and Supplemental Schedule

MG Advantage 401(k) Plan

Years ended December 31, 2009, and 2008

with Reports of Independent Registered Public Accounting Firms

MG Advantage 401(k) Plan

Financial Statements

and Supplemental Schedule

Years ended December 31, 2009, and 2008

Report of Independent Registered Public Accounting Firm

To the Administrator of the

MG Advantage 401(k) Plan

We have audited the accompanying statement of net assets available for plan benefits of the MG Advantage 401(k) Plan (the “Plan”) as of December 31, 2009 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2009, and the changes in its net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the 2009 financial statements taken as a whole. The accompanying supplemental schedule is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audit of the 2009 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Keiter, Stephens, Hurst, Gary & Shreaves, P.C.

Glen Allen, Virginia

June 14, 2010

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Administrator

MG Advantage 401(k) Plan

We have audited the accompanying statement of net assets available for plan benefits of the MG Advantage 401(k) Plan, as of December 31, 2008 and the related statement of changes in net assets available for plan benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2008 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2008, and the changes in its net assets available for plan benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

May 6, 2009

Richmond, Virginia

MG Advantage 401(k) Plan

Statements of Net Assets Available for Plan Benefits

	December 31,
	2009	2008

Assets
Cash	$1,085,656	$244,922
Investments, at fair value	188,932,984	142,255,548

Total Assets	190,018,640	142,500,470

Liabilities
Refund of contributions	84,625	—

Net assets available for plan benefits, at fair value	189,934,015	142,500,470

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	385,846	1,142,854

Net assets available for plan benefits	$190,319,861	$143,643,324

See accompanying notes.

MG Advantage 401(k) Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Years Ended December 31,
	2009	2008

Income:
Investment income:
Interest & dividends	$3,088,705	$7,817,269
Net realized and unrealized appreciation/(depreciation) in fair value of investments	52,391,451	(105,181,077)

	55,480,156	(97,363,808)

Contributions:
Employer	2,385,387	10,289,709
Participants	10,545,224	15,986,815
Rollovers	95,349	773,984

	13,025,960	27,050,508

Total increase/(decrease) to income	68,506,116	(70,313,300)

Expenses:
Distributions to participants	(21,829,579)	(30,510,691)

Net increase/(decrease) in net assets available for plan benefits	46,676,537	(100,823,991)
Net assets available for plan benefits as of beginning of year	143,643,324	244,467,315

Net assets available for plan benefits as of end of year	$190,319,861	$143,643,324

See accompanying notes.

MG Advantage 401(k) Plan

Notes to Financial Statements

December 31, 2009

1. General

Fidelity Management Trust Company (Fidelity) is the trustee, recordkeeper, and investment manager of the MG Advantage 401(k) Plan (the Plan), pursuant to a trust agreement dated January 1, 2001. The investment fund options include nineteen Fidelity funds, the Lord Abbett Small Company Value Fund, the Rainier Small/Mid Cap Fund, the Dodge & Cox Stock Fund, the Goldman Sachs Mid Cap Value Class A Fund, and the Media General Stock Fund. Of the nineteen Fidelity funds, six represent Fidelity Freedom funds added during 2008.

2. Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting.

Valuation of Investments

All investments are carried at fair value or an approximation of fair value. Dividends are recorded on the ex-dividend date and interest is accrued as earned. The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the statements of net assets available for Plan benefits.

Generally accepted accounting principles define fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction value hierarchy which requires an entity to maximize the use of observable inputs when measuring fair value.

The following provides a description of the three levels of inputs that may be used to measure fair value, the types of Plan investments that fall under each category, and the valuation methodologies used to measure these investments at fair value. There have been no changes in valuation methodologies used as of December 31, 2009 and 2008.

Level 1 – Inputs to the valuation methodology are quoted prices available in active markets for identical investments as of the reporting date.

Mutual Funds and the Media General, Inc. Common Stock Fund:

These investments are public investment securities valued using the Net Asset Value (NAV) provided by Fidelity. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is a quoted price in an active market.

Level 2 – Inputs to the valuation methodology are other than quoted prices in active markets, which are either directly or indirectly observable as of the reporting date, and fair value can be determined through the use of models or other valuation methodologies.

Common/Collective Investment Trusts:

These investments are public investment securities valued using the NAV provided by Fidelity. The NAV is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market.

Level 3 – Inputs to the valuation methodology are unobservable inputs in situations where there is little or no market activity for the asset or liability and the reporting entity makes estimates and assumptions related to the pricing of the asset or liability including assumptions regarding risk.

Loans to Participants:

Loans to plan participants are valued at cost plus accrued interest, which approximates fair value.

MG Advantage 401(k) Plan

Notes to Financial Statements (continued)

2. Significant Accounting Policies (continued)

Valuation of Investments (continued)

Investment contracts held by a defined contribution plan are required to be reported at fair value. Contract value, however, is the relevant measurement attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in fully benefit-responsive investment contracts thorough a common/collective fund (Fidelity Managed Income Portfolio Fund). The statements of net assets available for benefits present the fair value of the Fidelity Managed Income Portfolio and the adjustment from fair value to contract value.

Income Tax Status

The Internal Revenue Service ruled on February 27, 2003 that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) as of January 1, 2002, and, therefore, the related trust is not subject to tax under present income tax law. Employee contributions qualify as “cash or deferred” contributions under Section 401(k) of the IRC. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. On January 30, 2009, the Plan Sponsor, Media General, Inc., (the Company) requested a new ruling from the IRS which will cover all amendments and restatements since the February 27, 2003 ruling up through December 31, 2008. The Company believes the Plan continues to qualify under the IRC and the related trust is tax exempt.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Actual results could differ from these estimates.

3. Contributions

The Plan allows participants to make pretax contributions by means of regular payroll deductions, up to 30% of a participant’s total compensation, subject to limitations prescribed by the Internal Revenue Code. After-tax contributions are not allowed. Prior to April 1, 2009, the Company matched 100% of contributions up to 5% of a participant’s total pay. Effective April 1, 2009, the Company suspended all Company matching contributions causing the sharp decline in employer contributions in 2009.

Participants may rollover account balances from a prior employer’s qualified retirement plan or “conduit” IRA that holds only prior qualified plan balances. Participant contributions are invested in accordance with Plan terms directed by participants in the twenty-four investment options mentioned in Note 1. Company matching contributions are initially invested in Company stock.

Participants may change their investment elections directly with Fidelity at any time.

The Plan also includes, among other things, a loan feature (see Note 6). Under specified guidelines, a participant may request the trustee to transfer a portion of the participant’s balance in other funds into a loan account for disbursement as a loan to the participant. Repayment of principal and interest is generally made by payroll deduction and the loans are fully secured by the participant’s account balance.

Suspending the employer match in April 2009 caused the plan to no longer be considered a Safe Harbor Plan. By law, all Non-Safe Harbor plans must perform a test to determine if the ratio of contribution deferrals for highly compensated and non-highly compensated employees meets federal guidelines. The Plan refunded $84,625 of 2009 contribution deferrals back to highly-compensated employees during early 2010 to be compliant with this test.

MG Advantage 401(k) Plan

Notes to Financial Statements (continued)

4. Profit Sharing Contributions

The Plan has a profit sharing component, dependent upon the Company meeting certain specified financial objectives. This component can range from 2% to 6% of a participant’s compensation. Participants are not required to make a pre-tax contribution to receive the profit sharing contribution. All Plan participants on January 1 of a given year are eligible to receive a profit sharing contribution for that year. Otherwise, to be eligible, one must have attained age 18 and completed 1000 hours of service in the first 12 months of employment or in a given Plan Year. Once eligible, participants will receive a profit sharing allocation, if one is made, if they completed 1000 hours of service during the Plan Year, and were employed on the last day of the year or die, retire, or become totally and permanently disabled during that Plan Year. If an eligible participant terminates during the Plan Year for other reasons, these former employees may still receive a profit sharing contribution for that Plan Year if they attained age 55 with 10 years of service and were hired before January 1, 2008; or attained age 60 with 10 years of service and were hired after December 31, 2008.

Based on Company performance, there was no profit sharing contribution for the 2009 or 2008 plan years.

5. Eligibility, Vesting, Withdrawals, and Terminations

Any employee who has completed 45 days of service and is at least 18 years old shall be eligible to participate in the Plan as of the first day of the month following meeting these eligibility requirements. In the event of termination of employment or withdrawal from the Plan, participants may receive the total value of their account either directly or by rollover to another qualified account. If the participant’s account value is $1,000 or greater at the time of termination, they may keep their balance in the Plan. The vesting provisions of the Plan provide for immediate 100% vesting of the value of Company pretax matching contributions. Participants are 100% vested in their Profit Sharing Account after completion of three years of service, death, becoming totally and permanently disabled, or reaching age 65. Forfeited non-vested amounts relating to Profit Sharing contributions approximated $14,300 and $123,000 as of December 31, 2009 and 2008, respectively. During 2009, the Company utilized $130,000 of forfeiture balances to reduce Company contributions.

The Company has established the Plan with the intention that it will continue. The Company has the right at any time to terminate the Plan. Should the Plan be terminated, the value of the participants’ accounts would be distributed to the participants in a manner consistent with the Summary Plan Document.

The above descriptions are provided for informational purposes. Readers should refer to the most recently updated Summary Plan Document for more complete information on Plan provisions.

6. Loans to Participants

The Plan has a loan feature available to all Plan participants. Loans are made from the participant’s account, reducing the investment balance and creating a receivable in the Loan Fund. Loans are secured by the participant’s vested account balance. Loans to terminated participants and loans in default are treated as distributions to the participant. Loans are generally repaid through payroll deduction including principal and interest. The principal portion reduces the receivable from participants and both principal and interest are transferred to the participant’s investment account as repayments are received.

Participants may obtain loans based on the vested value of their accounts. New loans cannot exceed 50% of the participant’s account value (excluding the value of any profit sharing component) or a maximum of $50,000 in accordance with the Department of Labor’s regulations on loans to participants. Loans are limited to one loan per participant per twelve-month period with a maximum of two loans outstanding at any one time. Loans shall bear a reasonable rate of interest and must be repaid over a period not to exceed 5 years unless used to purchase the participant’s primary residence, in which case the loan must be repaid over a period not to exceed 10 years.

MG Advantage 401(k) Plan

Notes to Financial Statements (continued)

7. Investments

Investments representing five percent or more of the Plan’s net assets as of December 31, 2009 and 2008 consisted of the following:

	2009		2008
Name and Title	Cost	Market Value	Cost	Market Value
Media General, Inc. Common Stock Fund	$52,124,130	$26,343,074	$60,185,614	$5,803,711
Fidelity Fund	19,482,915	17,839,711	22,237,447	16,030,501
Fidelity Managed Income Portfolio Fund	21,351,442	21,351,442	22,329,575	22,329,575
Fidelity Growth Company	15,465,395	18,355,403	16,198,501	13,440,956
Fidelity Diversified Intl	13,982,445	12,916,522	14,662,067	9,878,199
Fidelity Freedom 2010	13,131,533	12,432,592	15,015,707	11,490,200
Fidelity Freedom 2020	16,814,361	15,815,703	17,678,357	12,835,093
Lord Abbett Small Co Value	12,673,824	11,372,728	14,130,943	9,339,374
Fidelity Freedom 2030	12,510,292	11,546,121	13,292,010	9,182,303

The above investments are reported at fair value, except for the Fidelity Managed Income Portfolio Fund, which is reported at contract value.

The Plan’s investments appreciated/(depreciated) in fair value during 2009 and 2008 as follows:

Name and Title	2009	2008
Media General, Inc. Common Stock Fund	$23,133,424	$(37,697,314)
Fidelity Fund	3,569,543	(12,630,992)
Fidelity Growth Company	5,429,928	(9,633,023)
Fidelity OTC Portfolio	2,474,229	(3,631,402)
Fidelity Diversified International	2,862,287	(8,994,751)
Fidelity Freedom Income	392,576	(698,482)
Fidelity Freedom 2000	135,943	(226,204)
Fidelity Freedom 2005	26,039	(9,205)
Fidelity Freedom 2010	2,126,719	(5,155,456)
Fidelity Freedom 2015	71,799	(91,227)
Fidelity Freedom 2020	3,007,517	(6,833,235)
Fidelity Freedom 2025	56,889	(19,602)
Fidelity Freedom 2030	2,429,072	(6,154,148)
Fidelity Freedom 2035	25,037	(8,756)
Fidelity Freedom 2040	980,071	(2,327,388)
Fidelity Freedom 2045	17,063	(3,136)
Fidelity Freedom 2050	14,075	(3,763)
Fidelity Intermediate Bond	705,711	(611,437)
Fidelity Spartan Equity Index	339,502	(880,575)
Lord Abbett Small Company Value	2,637,607	(4,468,825)
Rainer Small/Mid Cap	697,714	(2,166,318)
Dodge & Cox Stock	869,910	(2,371,222)
Goldman Sachs Mid Cap	388,796	(564,616)

	$52,391,451	$(105,181,077)

MG Advantage 401(k) Plan

Notes to Financial Statements (continued)

8. Fair Value of Investments

Below are the Plan’s investments carried at fair value on a recurring basis by their fair value hierarchy levels:

	As of December 31, 2009
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Mutual Funds:
Growth Funds	$48,818,410	$—	$—	$48,818,410
Balanced Funds	50,326,815	—	—	50,326,815
Fixed Income Funds	7,239,187	—	—	7,239,187
Mid Cap Funds	4,710,728	—	—	4,710,728
Small Cap Funds	11,372,728	—	—	11,372,728
International Funds	12,916,522	—	—	12,916,522
Media General Inc. Common Stock Fund	26,343,074	—	—	26,343,074
Common/Collective Trusts	—	20,965,596	—	20,965,596
Participant Loans	—	—	6,239,924	6,239,924

Total assets	$161,727,464	$20,965,596	$6,239,924	$188,932,984

	As of December 31, 2008
	Quoted Prices In Active Markets for Identical Assets (Level 1)	Significant Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total Fair Value
Assets:
Mutual Funds:
Growth Funds	$38,085,846	$—	$—	$38,085,846
Balanced Funds	42,327,824	—	—	42,327,824
Fixed Income Funds	5,555,219	—	—	5,555,219
Mid Cap Funds	3,455,344	—	—	3,455,344
Small Cap Funds	9,339,374	—	—	9,339,374
International Funds	9,878,199	—	—	9,878,199
Media General Inc. Common Stock Fund	5,803,711	—	—	5,803,711
Common Collective Trusts	—	21,186,721	—	21,186,721
Participant Loans	—	—	6,623,310	6,623,310

Total assets	$114,445,517	$21,186,721	$6,623,310	$142,255,548

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 investment assets and liabilities for the years ended December 31, 2009 and 2008:

	Fair Value January 1, 2009	Purchases, Issuances	Sales, Settlements	Fair Value December 31, 2009
Participant Loans	$6,623,310	$3,380,024	($3,763,410)	$6,239,924

	Fair Value January 1, 2008	Purchases, Issuances	Sales, Settlements	Fair Value December 31, 2008
Participant Loans	$7,840,308	$3,178,749	($4,395,747)	$6,623,310

MG Advantage 401(k) Plan

Notes to Financial Statements (continued)

9. Related Party Transactions

Recurring administrative expenses of the Plan, which include trustee fees, are paid by Media General, Inc. Administrative expenses for the years ended December 31, 2009 and 2008 were approximately $126,000 and $208,000 respectively, all paid to Fidelity, a related party to the Plan.

10. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits recorded on the financial statements as of December 31, 2009 and 2008 to Form 5500:

	2009	2008
Net assets available for benefits per the financial statements	$190,319,861	$143,643,324
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts as of December 31, 2009 and 2008	(385,846)	(1,142,854)

Net assets available for benefits per the Form 5500	$189,934,015	$142,500,470

Net increase/(decrease) in net assets available for benefits per the financial statements	$46,676,537	$(100,823,991)
Less adjustment from fair value to contract value for fully benefit-responsive investment contracts as of December 31, 2009 and 2008	(385,846)	(1,142,854)

Net increase/(decrease) in net assets available for benefits per Form 5500	$46,290,691	$(101,966,845)

The accompanying financial statements present fully benefit-responsive contracts at contract value. The Form 5500 requires fully benefit-responsive contracts to be reported at fair value. Therefore, the adjustment from fair value to contract value for fully benefit-responsive contracts represents a reconciling item.

Supplemental Schedule

Schedule A

MG Advantage 401(k) Plan

EIN: 54-0850433 Plan: 001

Schedule H, Line 4 (i)

Schedule of Assets (Held as of End of Year) **

December 31, 2009

Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Par or Maturity Value	Current or Fair Value
Fidelity* Managed Income Portfolio	20,965,596 shares	$20,965,596
Fidelity* Fund	629,489 shares	17,839,711
Fidelity* Growth Company	266,097 shares	18,355,403
Fidelity* Freedom 2020	1,260,215 shares	15,815,703
Fidelity* Freedom 2010	993,812 shares	12,432,592
Fidelity* Diversified International	461,304 shares	12,916,522
Fidelity* Freedom 2030	931,890 shares	11,546,121
Fidelity* Intermediate Bond	713,220 shares	7,239,187
Fidelity* OTC Portfolio	143,378 shares	6,555,266
Fidelity* Freedom Income	324,103 shares	3,480,864
Fidelity* Freedom 2040	634,299 shares	4,541,581
Fidelity* Spartan Equity Index	47,338 shares	1,866,546
Fidelity* Freedom 2000	111,761 shares	1,268,493
Fidelity* Freedom 2015	51,320 shares	534,758
Fidelity* Freedom 2005	3,857 shares	38,687
Fidelity* Freedom 2025	34,008 shares	353,347
Fidelity* Freedom 2035	12,936 shares	132,726
Fidelity* Freedom 2045	10,247 shares	86,789
Fidelity* Freedom 2050	11,395 shares	95,155
Lord Abbett Small Company Value	432,094 shares	11,372,728
Dodge & Cox Stock	43,701 shares	4,201,484
Rainier Small/Mid Company Value	115,905 shares	3,032,096
Goldman Sachs Mid Company Value	57,923 shares	1,678,632
Media General, Inc.* Common Stock Fund	3,360,086 shares	26,343,074
Loans to participants*	3%-10%	6,239,924

Total Investments		188,932,984
Interest-bearing Cash	1,085,656 units	1,085,656

Total Assets Held for Investment		$190,018,640

*	Party in interest to the Plan
**	Historical cost is not required as all investments are participant directed

EXHIBIT INDEX

TO

FORM 11-K FOR

MG ADVANTAGE 401(k) PLAN

Exhibit Number	Description of Exhibit
23.1	Consent of Keiter, Stephens, Hurst, Gary & Shreaves, P.C. Independent Registered Public Accounting Firm, dated June 14, 2010

23.2	Consent of Ernst & Young LLP Independent Registered Public Accounting Firm, dated June 14, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

MG Advantage 401(k) Plan
(the Plan Registrant)

By:	/s/ John A. Schauss
John A. Schauss
Vice President, Finance and Chief
Financial Officer

Date: June 14, 2010